SECURITIES AND EXCHANGE COMMISSION

05036554

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2005 WASH. D.C. 179

So 3/3/05

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SEC FILE NUMBER
8- 53112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RMJB, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 Normandale Lake Boulevard, Suite 1950
(No. and Street)

Bloomington (City) Minnesota (State) 55437 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Troy J. Mertens (952) 844-0995
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
(Name – *if individual, state last, first, middle name*)

7500 Flying Cloud Drive, Suite 800 (Address) Minneapolis (City) Minnesota (State) 55344 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Troy J. Mertens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RMJB, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD S BROWN
Notary Public
Minnesota
My Comm. Expires Jan 31, 2010

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RMJB, INC.

Minneapolis, Minnesota

Financial Statements

December 31, 2004 and 2003

RMJB, INC.

CONTENTS

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of RMJB, Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of RMJB, Inc. as of December 31, 2004 and 2003 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMJB, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
January 21, 2005

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

RMJB, INC.

Statement of Financial Condition

December 31, 2004 and 2003

ASSETS	2004	2003
Current Assets		
Cash	$ 9,329	$ 8,716
Commissions receivable	3,819	3,835
Total assets	$13,148	$12,551
LIABILITIES AND EQUITY		
Current Liabilities		
Related party payables	$ 4,347	$ 4,355
Stockholders' Equity		
Common stock, $.01 par, 1,000,000 shares authorized, 200 shares outstanding	2	2
Additional paid in capital	49,998	39,998
Accumulated deficit	(41,199)	(31,804)
Total stockholders' equity	8,801	8,196
Total liabilities and stockholders' equity	$13,148	$12,551

Notes to Financial Statements are an integral part of this Statement.

RMJB, INC.

Statement of Operations

Years Ended December 31, 2004 and 2003

	2004	2003
Commission Revenue	**$21,213**	$34,185
Expenses		
Commissions	**10,466**	17,054
Professional fees	**6,500**	5,360
Licenses	**2,699**	3,857
Office expense	**3,000**	4,200
General and administrative	**6,000**	6,500
Miscellaneous	**1,943**	1,622
Total expenses	**30,608**	38,593
Net Loss	**($ 9,395)**	($ 4,408)

Notes to Financial Statements are an integral part of this Statement.

RMJB, INC.

Statement of Changes in Stockholders' Equity

Years Ended December 31, 2004 and 2003

	Common Stock		Additional Paid In	Accumulated
	Shares	Amount	Capital	Deficit
Balances – December 31, 2002	200	$2	$39,998	($27,396)
Net loss	—	—	—	(4,408)
Balances – December 31, 2003	200	2	39,998	(31,804)
Capital contributions			10,000	
Net loss	—	—	—	(9,395)
Balances – December 31, 2004	200	$2	$49,998	($41,199)

Notes to Financial Statements are an integral part of this Statement.

RMJB, INC.

Statement of Cash Flows

Years Ended December 31, 2004 and 2003

	2004	2003
Cash Flows From Operating Activities		
Net loss	**($ 9,395)**	($ 4,408)
Adjustments to reconcile net loss to net cash used for operations:		
Change in assets and liabilities		
Commissions receivable	**16**	(783)
Related party payables	**(8)**	(10,346)
Net cash used for operating activities	**(9,387)**	(15,537)
Cash Flows From Financing Activities		
Proceeds from capital contributions	**10,000**	0
Net Increase (Decrease) in Cash	**613**	(15,537)
Cash - Beginning of Year	**8,716**	24,253
Cash - End of Year	**$ 9,329**	$ 8,716

Notes to Financial Statements are an integral part of this Statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

RMJB, Inc. (the Company) is a licensed broker-dealer under the jurisdiction of the National Association of Securities Dealers, Inc. The Company's major source of income is commissions earned from the sale of annuity contracts. Revenue is recognized when the respective annuity companies approve the submitted contract.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its accounts primarily at one financial institution. At times throughout the year, the Company's cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

Income Taxes

The Corporation, with the consent of its shareholders, elected under the Internal Revenue Code and comparable state laws, to become an S corporation. Since shareholders of an S corporation are taxed on their proportionate share of the Corporation's taxable income, an S corporation is generally not subject to either Federal or state income taxes at the corporate level. Therefore, no provision or liability for Federal or state income taxes has been included in these financial statements.

2. RELATED PARTY TRANSACTIONS

The Company has an expense and facilities sharing agreement with a related company. Under the agreement, the related company provides office space, equipment and administrative support. During the year ended December 31, 2004 and 2003, the Company expensed $9,750 and $11,638, respectively, related to this agreement. At December 31, 2004 and 2003, the Company has accounts payable to the related company of $2,438 and $2,438, respectively.

During the year ended December 31, 2004 and 2003, all of the Company's commissions expense was to a stockholder. At December 31, 2004 and 2003, the Company has recorded accounts payable to the stockholder of $1,910 and $1,917, respectively, for sales of insurance contracts during the fourth quarter.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This Rule provides that aggregate indebtedness, as defined, may not exceed 15 times net capital, as defined. Alternatively, the Company's net capital may not be less than $5,000 or 6-2/3% of total aggregate indebtedness. As of December 31, 2004 and 2003, the Company had net capital of $8,801 and $8,196, respectively, which exceeded the requirement by $3,801 and $3,196, respectively. Its ratio of aggregate indebtedness to net capital was .4939 to 1 and .5314 to 1 at December 31, 2004 and 2003, respectively.

4. CONCENTRATIONS

Approximately 65.3% and 72.8% of the Company's commission revenue was from two insurance companies during the years ended December 31, 2004 and 2003, respectively.

Supplementary Information

RMJB, INC.

Schedule I

Computation of Ratio of Aggregate Indebtedness to
Adjusted Net Capital (Rule 15c3-1)

December 31, 2004 and 2003

	2004	2003
Total assets	**$13,148**	$12,551
Less – aggregate indebtedness	**(4,347)**	(4,355)
Adjusted Capital	**$ 8,801**	$ 8,196
Ratio of Aggregate Indebtedness to Adjusted Net Capital	**.4939:1**	.5314:1